April 4, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Ms. Patricia A. McKay
Executive Vice President and Chief Financial Officer
Restoration Hardware, Inc.
15 Koch Road, Suite J
Corte Madera, California 94925


		RE:	Restoration Hardware, Inc. Item 4.02 Form 8-K filed
March 31, 2005
			File No.  0-24261


Dear Ms. McKay:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

* the date of the conclusion regarding the non-reliance;

* a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

* a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

2. Please tell us your basis in GAAP for recording the error as an adjustment to the equity for fiscal 2001 versus recording the error in the period you made the correction. Please note, if the cumulative effect is material to current operations, or to the trend of the reported results of operations, then the individual income statements of the earlier years should be retroactively adjusted. See paragraph 36-38 of APB 20 and SAB Topic 5:F.

You should file an amendment in response to these comments on or before April 11, 2005.

If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781.

							Sincerely,



							Anthony Watson
						Staff Accountant

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April 1, 2005
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